

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 30, 2016

Via Email
Dr. Brian Gilvary
Chief Financial Officer
BP p.l.c.
1 St James's Square
London SW1Y 4PD
United Kingdom

Re: BP p.l.c.
Form 20-F for Fiscal Year Ended December 31, 2015
Filed March 4, 2016
Response Letter Dated October 12, 2016
File No. 001-06262

Dear Dr. Gilvary:

We have reviewed your October 12, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2016 letter.

Form 20-F for Fiscal Year Ended December 31, 2015

Strategic Report, page 1

Lower oil and gas prices, page 18

1. We note the price assumptions used in your impairment tests were revised during the third quarter of 2016. The disclosure provided on page 18 of your Form 20-F explains the impact of lower prices to your financial results, but does not appear to address the reasonably likely effect that known trends or uncertainties regarding prices will have on your results of operations, liquidity or capital resources. Revise to provide a reasonably detailed discussion and analysis, including quantification where reasonably practicable,

of the impact of recent trends in prices. As part of this disclosure, also consider how recent prices compare to your assumed long-term prices. Refer to Item 5.D of Form 20-F and Sections III.A and III.B.3 of SEC Release Nos. 33-8350.

Our financial framework, page 19

2.   We note your disclosure stating that if prices remain lower for longer than anticipated, you expect to continue to recalibrate for the weaker environment. Separately, as part of your response to prior comment 7, you state that material changes to the progression of your proved undeveloped reserves are not anticipated if prices remain at current levels. Please add disclosure addressing your commitment to your development plan at current oil and gas prices here and in the section of your filing on page 227 regarding proved undeveloped reserves. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and question 131.04 of the Compliance and Disclosure Interpretations regarding Oil & Gas Rules.

Notes on financial statements, page 107

Note 1. Significant accounting policies, judgements, estimates and assumptions, page 107

Significant estimate or judgment: recoverability of asset carrying values, page 111

3.   It appears from your response to prior comment 1 that your short-term price assumptions for the first five years will no longer be based on market prices. We further note the disclosure on page 17 of your Form 6-K for the period ended September 30, 2016 which states: "For both value-in-use and fair value less costs of disposal impairment tests performed during the third quarter, the price assumptions used have been set such that there is a gradual transition over a five-year period from current market prices to the long-term price assumptions for 2022." Explain to us in more detail why you believe the change to the short-term price assumptions is appropriate. As part of your response, tell us more about how you will determine the corresponding prices used for this five-year period and what those prices were for testing performed as of September 30, 2016.

Supplementary information on oil and natural gas (unaudited), page 169

Standardized measure of discounted future net cash flows..., page 191

4.   The projected unit development cost from the 2015 subsidiaries standardized measure is $15.13/BOE (=$63,700 million/4211 MMBOE). Your 2015 incurred unit development cost appears to be $21.50/BOE (=$13,458 million/626 MMBOE from page 227). We see similar differences for 2014 and 2013. Please explain the reason(s) for these variances between your projected and incurred unit development costs.

Oil and gas disclosures for the group, page 227

5.   Response 16 presents a five year (plus summary) table for the changes to your proved undeveloped reserves. We note that those changes include volumes that were not categorized as PUD at beginning of each year, but appear to be revisions, and are not the results of development activity. Please revise your discussion here to present also those portions of PUD reserves available at the beginning of each of the five years that you converted to proved developed status with development activities.

6.   We note your response to prior comment 17. Revise your disclosure to include quantification for each material item underlying the revisions to your previous estimates for proved undeveloped reserves to comply with Item 1203(b) of Regulation S-K.

        You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the engineering comments. If you have questions regarding comments on the financial statements and related matters, you may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311. Please contact me at (202) 551-3745 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources